Contact:
                                                      William R. (Todd) Fowler
                                                                (800) 988-4304

                 SECURITY CAPITAL ANNOUNCES FINAL RESULTS OF
                                SELF-TENDER OFFER

CHICAGO (April 23, 2001) - Security Capital Group Incorporated (NYSE: SCZ) announced today the final results of its modified Dutch auction self-tender offer, which expired April 17, 2001. Security Capital will purchase 9,302,326 shares of Class B Common Stock at a purchase price of $20.50 per share, or a total of approximately $191 million. The final results represent proration at approximately 78.5% of those shares tendered at or below the purchase price. All shares purchased in the tender offer will receive the same price.

Payment for shares accepted for purchase, and return of all other shares tendered but not accepted for payment, will occur promptly by the depositary. As a result of the completion of the tender offer, Security Capital has approximately 139 million shares issued and outstanding as of the time immediately following payment for the tendered shares. Security Capital has approximately $44 million remaining on the company's current $250 million share repurchase program.

Morgan Stanley acted as dealer manager for the tender offer.

Security Capital is a leading international real estate operating and investment management company. The company's strategy is to own all or a high percentage of a FEW real estate businesses that function as private operating divisions and to eliminate the discount to the underlying value of its assets. Security Capital currently has ownership positions in 13 real estate businesses. The company plans to reposition or sell its investment in several of these businesses and focus its capital in those that hold one of the top two market positions in their specific niche and are able to create measurable brand value, as well as generate significant income from services and managed capital. Security Capital will build on the operating strengths of the remaining private divisions to achieve superior sustainable financial results. The principal offices of Security Capital and its directly owned affiliates are in Atlanta, Brussels, Chicago, El Paso, Houston, London, Luxembourg, New York and Santa Fe.

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